Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165826
PROSPECTUS
OXiGENE, INC.
33,070,937 Shares of Common Stock
6,578,945 Series A Warrants to Purchase Common Stock
6,578,945 Series C Warrants to Purchase Common Stock
     This prospectus relates to the resale of
•	up to 33,070,937 shares of our common stock, including 6,578,945 issued shares of common stock, 6,578,945 shares of common stock issuable upon exercise of our outstanding Series A Warrants, 6,578,945 shares of common stock issuable upon exercise of our outstanding Series B Warrants, 6,578,945 shares of common stock issuable upon exercise of our outstanding Series C Warrants, and 6,755,157 shares of common stock issuable upon exercise of our outstanding Series D Warrants;

•	6,578,945 Series A Warrants to purchase shares of our common stock at an exercise price of $1.52 per share, exercisable for a period of five years from the date of issuance; and

•	6,578,945 Series C Warrants to purchase shares of our common stock at an exercise price of $1.14 per share, exercisable on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction described below under “Private Placement of Common Stock and Warrants,” subject to limitations on their exercise as set forth in the warrants and as described below, and which shall expire five years after the date on which they become exercisable.
These shares and warrants will be resold from time to time by the investors listed in the section titled “Selling Securityholders” on page 18, which we refer to as the selling securityholders. The number of shares to be registered hereunder and issuable upon exercise of the outstanding Series D Warrants reflects a contractually agreed-upon number of shares, and does not reflect any assumption by us as to the number of such shares that will actually become issuable upon the exercise of the Series D Warrants. The shares of common stock and warrants offered under this prospectus by the selling securityholders have been issued to the selling securityholders pursuant to the Securities Purchase Agreement by and among OXiGENE, Inc. and the selling securityholders, dated as of March 10, 2010 (the “Purchase Agreement”), and those certain Amendment and Exchange Agreements, dated as of March 25, 2010, each by and between OXiGENE and the selling securityholders. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of securities by the selling securityholders.
     The selling securityholders may sell the shares of common stock and warrants to purchase common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how a selling securityholder may sell its shares of common stock and warrants in the section titled “Plan of Distribution” on page 20. ROTH Capital Partners, LLC acted as the sole placement agent for the transaction and, in such capacity, received a cash fee of 6% of the gross proceeds of the offering. We will pay the expenses incurred in registering the securities covered by the prospectus, including legal and accounting fees.
     Our common stock is quoted on The NASDAQ Global Market, or NASDAQ, under the symbol “OXGN.” On April 28, 2010, the last reported sale price of our common stock was $1.03 per share. There is no public market for the warrants and one may never develop. We intend to apply to list the Series A and C warrants on the Over-the-counter Bulletin Board, or OTCBB.
Investing in our securities involves risks.
See “Risk Factors” beginning on page 8 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
THE DATE OF THIS PROSPECTUS IS APRIL 29, 2010.

INFORMATION CONTAINED IN THIS PROSPECTUS
     You should rely only on the information contained or incorporated by reference into this prospectus. We have not, and the selling stockholder has not, authorized anyone to provide you with additional or different information. These securities are not being offered in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, references to “we,” “our,” “us,” or the “Company” in this prospectus mean OXiGENE, Inc.

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PROSPECTUS SUMMARY
     The following is only a summary. We urge you to read the entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information included herein or incorporated by reference from our other filings with the U.S. Securities and Exchange Commission (SEC). Investing in our securities involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” starting on page 8.
Our Business
     We are a clinical-stage, biopharmaceutical company developing novel therapeutics to treat cancer and eye diseases. Our primary focus is the development of product candidates referred to as vascular disrupting agents, or VDAs, that selectively disable and destroy abnormal blood vessels that provide solid tumors a means of growth and survival and also are associated with visual impairment in a number of ophthalmological diseases and conditions. To date, more than 400 subjects have been treated with ZYBRESTAT, our lead candidate, in human clinical trials, and the drug candidate has generally been observed to be well-tolerated.
ZYBRESTAT for Oncology
FALCON (fosbretabulin in advanced lung oncology) trial — randomized, controlled Phase II study with ZYBRESTAT in non-small cell lung cancer
     We are currently evaluating ZYBRESTAT in a 60-patient, randomized, controlled Phase II clinical trial, which we refer to as the FALCON trial, as a potential first-line treatment for non-small cell lung cancer, or NSCLC. In the FALCON trial, patients are randomized either to the treatment arm of study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, and the anti-angiogenic drug, bevacizumab, or to the control arm of the study, in which they receive a standard combination regimen of carboplatin, paclitaxel and bevacizumab. We believe this study, if successful, will provide support for initiating discussions with the U.S. Food and Drug Administration, or FDA, for a pivotal registration program with ZYBRESTAT in NSCLC; and more generally, provide clinical validation supporting further evaluation of ZYBRESTAT in combination with commonly used anti-angiogenic therapeutics that act via vascular endothelial growth factor, or VEGF, pathway inhibition.
     On November 17, 2009, we reported interim safety data from the FALCON study for the first 30 patients treated in this study. The data from this planned interim safety analysis indicated that the combination of ZYBRESTAT with carboplatin and paclitaxel plus bevacizumab appeared to be well-tolerated, and that there were no significant overlapping toxicities with bevacizumab. Five of the six patient deaths due to disease progression during the evaluation period occurred in the control arm of the study. The data were presented in a poster by a principal investigator for the Phase 2 trial at the 2009 AACR-NCI-EORTC Molecular Targets and Cancer Therapeutics conference. A further analysis of the efficacy and tolerability of this combination is expected to be presented at the 2010 annual meeting of the American Society of Clinical Oncology, or ASCO, scheduled for June 4-8, 2010 in Chicago, Illinois.
FACT (fosbretabulin in anaplastic cancer of the thyroid) trial — Phase 2/3 study with ZYBRESTAT in anaplastic thyroid cancer (ATC)
     In 2007, we initiated a Phase 2/3 study in which ZYBRESTAT would be evaluated in 180 patients, which we refers to as the FACT trial, as a potential treatment for anaplastic thyroid cancer, or ATC, a highly aggressive and lethal malignancy for which there are currently no approved therapeutics and extremely limited treatment options. The primary endpoint for the FACT trial is overall survival. In the FACT trial, patients were randomized either to the treatment arm of the study, in which they receive ZYBRESTAT in combination with the chemotherapeutic agents carboplatin and paclitaxel, or to the control arm of the study, in which they receive only carboplatin and paclitaxel.

     In February 2010, due to financial considerations, we decided to stop further enrollment in the Phase 2/3 FACT clinical trial in ATC, but will continue to treat and follow all patients who are currently enrolled. An event-driven survival analysis is anticipated in late 2010 or in early 2011.
     The FDA granted Fast Track designation to ZYBRESTAT for the treatment of regionally advanced and/or metastatic ATC. ZYBRESTAT was awarded orphan drug status by the FDA and the European Commission in the European Union for the treatment of advanced ATC and for the treatment of medullary, Stage IV papillary and Stage IV follicular thyroid cancers. These designations would not be affected by the halted enrollment in the Phase2/3 study.
     In 2007, we completed a Special Protocol Assessment, or SPA, process with the FDA, for this Phase 2/3 study. The FDA has been informed that enrollment in this study was halted and that we expected that the SPA would no longer be applicable. Any utility of the truncated Phase2/3 study for regulatory purposes would have to be negotiated with FDA once study outcomes, and in particular overall survival data, are available.
     Phase II trial with ZYBRESTAT in platinum-resistant ovarian cancer
     On June 1, 2009, results from a Phase 2 trial with ZYBRESTAT in combination with the chemotherapeutic agents, carboplatin and paclitaxel, in recurrent, platinum-resistant ovarian cancer, were presented at ASCO. We believe the results of this study support further development of ZYBRESTAT in ovarian cancer and are considering options for undertaking further randomized, controlled studies in ovarian cancer, including a study or studies which may potentially be undertaken in collaboration with an oncology cooperative study group and support by the Cancer Therapy Evaluation Program (CTEP) of the National Cancer Institute.
     We believe that, if successful, the ongoing ZYBRESTAT study program will establish a compelling rationale for further development of ZYBRESTAT as a treatment for:
•	aggressive and difficult-to-treat malignancies;

•	use in combination with chemotherapy in a variety of solid tumors, particularly those in which carboplatin and/or paclitaxel chemotherapy are commonly used; and

•	use in combination with commonly used anti-angiogenic drugs, such as bevacizumab, that act via VEGF pathway inhibition, in various solid tumor indications.
     We believe these areas for potential further development collectively represent a significant unmet medical need and thus a significant potential commercial market opportunity that includes cancers of the thyroid, ovary, kidney, liver, head and neck, breast, lung, skin, brain, colon and rectum.
     In addition, based upon preclinical results first published by our collaborators in the November 2007 online issue of the journal BLOOD, as well as preclinical data presented in April 2009 at the annual meeting of the American Association of Cancer Research (AACR), we believe that ZYBRESTAT and our other VDA product candidates, particularly OXi4503, may also have utility in the treatment of hematological malignancies or “liquid tumors,” such as acute leukemias and lymphomas.
     OXi4503, a unique, second generation VDA for oncology indications
     We are currently pursuing development of OXi4503, a second-generation, dual-mechanism VDA, as a treatment for certain solid tumor types. We believe that OXi4503 is differentiated from other VDAs by its dual-action activity. Our data indicates that in addition to having potent vascular disrupting effects, OXi4503 is unique in that it can be metabolized by oxidative enzymes to an orthoquinone chemical species that has direct tumor cell killing effects. We believe this unique property may result in enhanced anti-tumor activity in certain tumor types as compared with other VDA drug candidates. Based on data from preclinical studies, we believe that OXi4503 may have enhanced activity in tumor types with relatively high levels of oxidative enzymes that can facilitate the metabolism of the active OXi4503 VDA to kill tumor cells. These tumor types include hepatocellular carcinoma, melanoma, and myeloid leukemia. In preclinical studies, OXi4503 has shown potent anti-tumor activity against solid tumors and acute myeloid leukemia models, both as a single agent and in combination with other cancer treatment modalities.
     We have completed a Phase 1 clinical trial in patients with advanced solid tumors sponsored by Clinical Research United Kingdom; and are currently evaluating OXi4503 in an ongoing clinical trial in an OXiGENE-sponsored Phase 1b trial, initiated in the first quarter of 2009 in patients with solid tumors with hepatic involvement. We intend to conduct an interim analysis of the latter trial in mid-2010, and future developments thereafter will depend on the outcome of this interim analysis. To date, OXi4503 has been observed to have a manageable side-effect profile similar to that of other agents in the VDA class, potential single-agent clinical activity, and effects on tumor blood flow and tumor metabolic activity, as determined with several imaging modalities. In December 2009, we filed a U.S. IND for OXi4503. We anticipate initiating an additional Phase 1 study of OXi4503 in a leukemic indication during 2010, subject to available resources.
     ZYBRESTAT for Ophthalmology
     In addition to developing ZYBRESTAT as an intravenously administered therapy for oncology indications, we are undertaking an ophthalmology research and development program with ZYBRESTAT, the objective of which is to develop a topical formulation of ZYBRESTAT for ophthalmological diseases and conditions that are characterized by abnormal blood vessel growth within the eye that results in loss of vision. We believe that a safe, effective and convenient topically-administered anti-vascular therapeutic would have advantages over currently approved anti-vascular, ophthalmological therapeutics, which must be injected directly into patients’ eyes, in some cases on a chronic monthly basis.
     In June 2009, we initiated a randomized, double-masked, placebo-controlled Phase 2 proof-of-mechanism trial, which we refer to as the FAVOR trial, with intravenously-administered ZYBRESTAT in patients with polypoidal choroidal vasculopathy (PCV), a form of choroidal neovascularization against which current therapies, including approved anti-angiogenic drugs, appear to provide limited benefit. The main clinical indication in this disease is a form of polyps formed in the retina of patients which are made up of vessels that have properties very similar to tumor vasculature. The effect of ZYBRESTAT on the polyps is being visualized and documented as part of the study. In parallel with the FAVOR trial, we are currently conducting preclinical toxicology and efficacy studies with ZYBRESTAT, administered via topical ophthalmological formulations. We expect to conduct an interim analysis of the FAVOR study in the first half of 2010. Further development of this program will depend on the outcome of the interim analysis and review by experts in the field as well as our management.
     We believe the architecture of the abnormal vasculature in the retina and choroid that contributes to PCV patients’ loss of vision may be particularly susceptible to treatment with a VDA such as ZYBRESTAT. We believe that PCV represents an attractive target indication and development pathway for ZYBRESTAT. Unlike wet age-related macular degeneration, an indication for which several anti-angiogenic drugs are approved or prescribed off-label, conducting clinical studies of ZYBRESTAT in patients with ophthalmologic indications not yet approved for treatment with such anti-angiogenic drugs could potentially prove to reduce development time and expense. The objectives of the FAVOR trial and the ongoing preclinical program are to:
•	determine the therapeutic utility of ZYBRESTAT in PCV, visualize the effect of ZYBRESTAT on the vasculature of the polyps associated with PCV;

•	determine blood concentrations of drug required for activity in humans and thereby estimate, with the benefit of preclinical data, an appropriate dose of topically-administered ZYBRESTAT to be evaluated in subsequent human clinical studies; and

•	further evaluate the feasibility of developing a topical formulation of ZYBRESTAT for ophthalmological indications.
     To date, we have completed preclinical experiments demonstrating that ZYBRESTAT has activity in six different preclinical ophthalmology models, including a model in which ZYBRESTAT was combined with an approved anti-angiogenic drug. We have also completed multiple preclinical studies suggesting that ZYBRESTAT, when applied topically to the surface of the eye at doses that appear to be well-tolerated, penetrates to the retina and choroid in quantities that we believe should be more than sufficient for therapeutic activity. Finally, we have completed and reported results at the 2007 annual meeting of the Association for Research in Vision and Ophthalmology, or ARVO, from a Phase 2 study in patients with myopic macular degeneration in which all patients in the study met the primary clinical endpoint of vision stabilization at three months after study entry.
     Based on results of our preclinical trials, we believe that a topically-applied formulation of ZYBRESTAT (e.g., an eye-drop or other topical formulation) is feasible and may have clinical utility in the treatment of patients with a variety of ophthalmological diseases and conditions, such as PCV, age-related macular degeneration, diabetic retinopathy and neovascular glaucoma, all of which are characterized by abnormal blood vessel growth and associated loss of vision. In addition to having potential utility for treating ocular diseases and conditions that affect tissues in the back of the eye, we believe that a topical ophthalmological formulation of ZYBRESTAT could also have utility for the treatment of other ocular diseases and conditions characterized by abnormal neovascularization that affect tissues in the front of the eye, such as the cornea and iris.
     Although several anti-angiogenic therapeutics have been approved and are marketed for ophthalmological indications in which patients are experiencing active disease, the requirement that these therapeutics be injected directly into the eye on a repeated basis is a significant limitation for some patients and may result in serious side-effects. We believe that a topical formulation of ZYBRESTAT may:
•	decrease the requirement for or possibly even replace the use of medications injected into the eye;

•	have utility for treating patients with newly developed and/or less severe forms of neovascular ophthalmological diseases and conditions, which could potentially prevent these patients from developing active and/or severe forms of the disease that result in vision loss; and

•	have utility in patients with neovascular ophthalmological diseases and conditions that do not respond well to treatment with currently available therapeutics.
Company Background
     We are a Delaware corporation, incorporated in 1988 in the state of New York and reincorporated in 1992 in the state of Delaware, with our principal corporate office in the United States at 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080 (telephone: (650) 635-7000, fax: (650) 635-7001). We also have an office in the United Kingdom at Magdalen Centre, Robert Robinson Avenue, The Oxford Science Park, Oxford, OX4 4GA, as well as at 300 Bear Hill Road, Waltham, Massachusetts 02451. Our Internet address is www.OXiGENE.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the “Investors” section of our web site as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission. Information contained on our web site does not form a part of this prospectus.
Private Placement of Common Shares and Warrants
     On March 12, 2010, we raised approximately $7.5 million in gross proceeds, before deducting placement agents’ fees and other offering expenses, in connection with the closing of a private placement of our common stock and warrants to purchase our common stock, consisting of 6,578,945 shares of common stock and warrants as follows:
     (A) Series A Warrants to initially purchase 6,578,945 shares of common stock, which are exercisable immediately after issuance, have a 5-year term and a per share exercise price of $1.52;
     (B) Series B Warrants to initially purchase 6,578,945 shares of common stock, which will be exercisable at a per share exercise price of $1.14 on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction as required by the NASDAQ Marketplace Rules, subject to the limitations on exercise described below, and shall expire on the later of three months from the effective date of this registration statement and seven months from the closing date;
     (C) Series C Warrants to initially purchase 6,578,945 shares of common stock, and which would be exercisable upon the exercise of the Series B Warrants and on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction as required by the NASDAQ Marketplace Rules, subject to the limitations on exercise described below, would expire five years after the date on which they become exercisable, and have a per share exercise price of $1.14; and
     (D) Series D Warrants to purchase shares of our common stock. The Series D Warrants are not immediately exercisable as of the date of this filing and the number of shares of common stock issuable upon exercise of such Series D Warrants cannot be determined as of the date of this filing. For purposes of this registration statement, we have agreed with the investors that we will register 6,755,157 shares of common stock issuable upon exercise of the Series D Warrants. The number of shares of common stock issuable upon exercise of the Series D Warrants will be determined following two pricing periods, each of no less than seven trading days and no more than thirty trading days, as determined individually by each holder of Series D Warrants. The first of these pricing periods shall occur after the later of (x) the date we obtain the approval of our stockholders to the issuance of the shares in this transaction, as required by the NASDAQ Marketplace Rules, or the Stockholder Approval Date, and (y) the effective date of this registration statement. The second of these pricing periods shall occur after the later of (x) the Stockholder Approval Date and (y) the date on which the purchasers in the offering can freely sell their common stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, without restriction, but only if the number of shares registered under this registration statement and available for issuance under the Series D Warrants is less than the number of such shares to which the holders of such warrants are entitled. We refer to the date the Series D Warrants initially become exercisable into common stock as the eligibility date. If during the applicable pricing period, the arithmetic average of the seven lowest market prices of our common stock (as reported on the NASDAQ Stock Market) is less than the purchase price in the offering ($1.14), each holder’s Series D Warrants shall become exercisable based on the following formula:

PP
N = [CS * -------] - CS
AP
N = Number of shares of common stock issuable upon exercise of the Series D Warrants
PP = The aggregate purchase price paid by such holder of Series D Warrants in the offering (at a per share price of $1.14 per share)
AP = The average market price of the seven lowest trading days of our common stock during the applicable pricing period
CS = The number of shares of common stock issued to such holder of Series D Warrants at the closing of the offering
If the Series D Warrants become exercisable into shares of common stock as a result of this formula, the Series D Warrants will become immediately exercisable and will have an exercise price of $0.001 per share.
     This registration statement registers the resale of up to 6,755,157 shares of common stock issuable upon exercise of our outstanding Series D Warrants. This number of shares would be issuable upon exercise of the Series D Warrants if the market price of our common stock was $0.56 per share at the eligibility date, as described above. Further, this number of shares issuable upon exercise of the Series D Warrants reflects a contractually agreed-upon number of shares, and does not reflect any assumption by us as to the number of such shares that will actually become issuable upon the exercise of the Series D Warrants.
     The following is a chart showing the aggregate number of shares of common stock that may become issuable upon exercise of the Series D Warrants at various average market prices of our common stock:

AP	$0.10	$0.15	$0.25	$0.40	$0.55	$0.70	$0.85	$1.00	$1.14	$1.30

N	68,421,055	43,421,055	23,421,055	12,171,055	7,057,418	4,135,340	2,244,584	921,055	0	0

AP = The average market price of the seven lowest trading days of our common stock during the applicable pricing period
N = Number of shares of common stock issuable upon exercise of the applicable Series D Warrants
     The common stock and warrants to purchase common stock were offered and sold pursuant to a Securities Purchase Agreement, dated March 10, 2010. In addition, on March 25, 2010, we entered into Amendment and Exchange Agreements with the selling securityholders. In the Amendment and Exchange Agreements, we agreed with the selling securityholders upon a number of shares that we would seek to register for their resale as a part of this registration statement.
     The Series A, Series B and Series C warrants contain anti-dilution protection upon the issuance of any common stock, securities convertible into common stock, or certain other issuances at a price below the then-

existing exercise price of the warrants, with certain exceptions. The warrants contain limitations that prevent the holder of any warrants from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it and its affiliates exceeding 4.9% of the total number of shares of our common stock then issued and outstanding, which limit may be raised to 9.9% upon the request of the holder. Further, we are prohibited from issuing shares upon exercise of the warrants if that issuance would cause us to exceed the number of shares that we are permitted to issue under the NASDAQ Marketplace Rules described below prior to our obtaining stockholder approval, as required by those rules, of the issuance of shares in the offering. Those rules prohibit us from issuing more than 19.9% of our common stock outstanding on the date we entered into the Purchase Agreement, or 12,526,652 shares, without receipt of stockholder approval, and so the exercise of the warrants is also subject to those limitations. As a result of this limit, we can issue no more than 5,947,707 shares of common stock upon the exercise of the warrants issued in the offering prior to receipt of stockholder approval. In addition, upon certain changes in control of OXiGENE, the holder of a Series A, Series B or Series C warrant can elect to receive, subject to certain limitations and assumptions, cash equal to the Black-Scholes value of the outstanding warrants.
     In connection with the offering, we also entered into a registration rights agreement with the investors. Pursuant to the terms of the registration rights agreement, we granted to the investors certain registration rights related to the shares of common stock sold in the private placement, including the shares to be acquired upon exercise of the warrants, and the warrants. This registration statement is being filed pursuant to the registration rights agreement. We may incur liquidated damages if we do not meet our registration obligations under the registration rights agreement. We also agreed to other customary obligations regarding registration, including indemnification and maintenance of the registration statement.
     We also entered into a voting agreement with Symphony ViDA Holdings LLC, holder of approximately 43% of the outstanding shares of our common stock, pursuant to which Symphony agreed to vote to approve the issuance of shares in the offering at any stockholder meeting to be called to approve the transaction.
     Approval of Issuance of Shares in Excess of 19.9% at Below-Market Price is Required by NASDAQ Rules. As a result of our listing on The NASDAQ Global Market, issuances of our common stock are subject to the NASDAQ Marketplace Rules, including Rule 5635(d). On March 12, 2010, we issued 6,578,945 shares of our common stock and warrants, as described above, to the selling securityholders. Upon the exercise of the warrants, we would be required to issue additional shares of our common stock to the selling securityholders. Stockholder approval of the transaction is required under applicable NASDAQ Marketplace Rules because the issuance of shares of our common stock upon exercise of warrants will result in the aggregate number of shares being issued in the transaction exceeding 19.9% of our common stock outstanding on the date we entered into the Purchase Agreement at a price below the greater of the book or market price of our common stock as of that date. Accordingly, we plan to seek approval of the issuance of shares in the transaction from our stockholders at the upcoming annual meeting of our stockholders. As noted above, the warrants contain limitations that prevent the holder of any warrants from acquiring shares upon exercise of a warrant that would result in the number of shares issued in this offering exceeding 19.9% of our common stock outstanding on the date we entered into the Purchase Agreement prior to such stockholder approval being obtained.

RISK FACTORS
Risks Related to Our Business
We will be required to raise additional funds to finance our operations and remain a going concern; we may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.
     Our operations to date have consumed substantial amounts of cash. Negative cash flows from our operations are expected to continue over at least the next several years. Our cash utilization amount is highly dependent on the progress of our product development programs, particularly, the results of our preclinical and clinical studies, the cost timing and outcomes of regulatory approval for our product candidates, the terms and conditions of our contracts with service providers for these programs, and the rate of recruitment of patients in our human clinical trials.
     Our cash position has become particularly acute in light of the termination of the VaxGen merger agreement, which occurred following the failure of the VaxGen stockholders to vote in favor of the merger. Following the termination of the VaxGen transaction, on February 11, 2010, we announced a restructuring of our clinical development programs. This restructuring plan is designed to focus our resources on our highest-value clinical assets and reduce our cash utilization. This restructuring includes a termination of further enrollment in our Phase 2/3 anaplastic thyroid cancer clinical trial (FACT) and a reduction in our work force of approximately 49% (20 employees). In addition, the further development of our ongoing clinical trials will depend on upcoming analysis and results of those studies and our cash resources at that time. We cannot assure you that adequate funds will be available to continue the development of our product candidates past the third quarter of 2010.
     We expect to incur a one-time charge in connection with the reduction of our work force of approximately $600,000 in the first quarter of 2010 for severance pay and benefits to those former employees affected by the reduction. This re-alignment of priorities in clinical programs together with the reduction in force is expected to reduce the cash required to operate our business from the current level of between $7,000,000 and $8,000,000 per quarter to between $4,000,000 and $5,000,000 per quarter by the second half of 2010.
     On March 11, 2010, we entered into a definitive agreement with certain institutional investors to sell 6,578,945 shares of our common stock and, separately, a series of warrants to purchase common stock in a private placement. The terms of the definitive agreement, including the anti-dilution and full-ratchet provisions, may make it difficult for us to raise additional capital consistent with prevailing market terms, if at all. In addition, the number of shares of common stock for which the Series D Warrants are exercisable may be more or less than the number provided for in this registration statement. If we are required to issue a number substantially in excess of the number we have assumed for purposes of this registration statement, it could have a material adverse effect on our stock price and our ability to complete a future financing.
     We expect cash on hand, including the capital raised in March 2010, to fund our operations through the third quarter of 2010, assuming that we achieve the planned cost reductions from our February 2010 restructuring. In order to remain a going concern beyond the third quarter of 2010, we will require significant funding. Additional funds to finance the operations of the company may not be available on terms that we deem acceptable, or at all. The audit report from our independent registered public accounting firm on our financial statements for the fiscal year ended December 31, 2009, included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2010, contains an explanatory paragraph regarding our ability to continue as a going concern.
     Our ongoing capital requirements will depend on numerous factors, including: the progress and results of preclinical testing and clinical trials of our product candidates under development, including ZYBRESTAT and OXi4503; the progress of our research and development programs; the time and costs expended and required to obtain any necessary or desired regulatory approvals; the resources, if any, that we devote to develop manufacturing methods and advanced technologies; our ability to enter into licensing arrangements, including any unanticipated licensing arrangements that may be necessary to enable us to continue our development and clinical trial programs; the costs and expenses of filing, prosecuting and, if necessary, enforcing our patent claims, or defending against possible claims of infringement by third-party patent or other technology rights; the cost of commercialization activities and arrangements, if any, undertaken by us; and, if and when approved, the demand for our products, which demand depends in turn on circumstances and uncertainties that cannot be fully known, understood or quantified unless and until the time of approval, including the range of indications for which any product is granted approval.
     If we are unable to raise additional funds when needed, we will not be able to continue development of our product candidates or we will be required to delay, scale back or eliminate some or all of our development programs or cease operations. We may seek to raise additional funds through public or private financing, strategic partnerships or other arrangements. Any additional equity financing may be dilutive to our current stockholders and debt financing, if available, may involve restrictive covenants. If we raise funds through collaborative or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize. Our failure to raise capital when needed will materially harm our business, financial condition and results of operations.
We have a history of losses, and we anticipate that we will continue to incur losses in the future.
     We have experienced net losses every year since our inception and, as of December 31, 2009, had an accumulated deficit of approximately $183,930,000. We anticipate continuing to incur substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our continuing clinical trials with respect to its VDA drug candidates, technologies, and anticipated research and development activities and the general and administrative expenses associated with those activities. We have not commercially introduced any product and our potential products are in varying early stages of development and testing. Our ability to attain profitability will depend upon our ability to develop products that are effective and commercially viable, to obtain regulatory approval for the manufacture and sale of its products and to license or otherwise market our products successfully. We may never achieve profitability, and even if we do, we may not be able to sustain being profitable.
Our committed equity financing facility with Kingsbridge may not be available to us. If we elect to make a draw down, we may be required to make additional “blackout” or other payments to Kingsbridge, which may result in dilution to our stockholders.
     On February 19, 2008, we entered into a Committed Equity Financings Facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge. The terms of the CEFF were amended in February 2010. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years from May 2008, shares of our common stock for cash consideration up to an aggregate of $40 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include a minimum price for our common stock; the accuracy of representations and warranties made to Kingsbridge; compliance with laws; effectiveness of the registration statement registering the shares issuable to Kingsbridge under the CEFF for resale; and the continued listing of our stock on the NASDAQ Global Market. In addition, Kingsbridge is permitted to terminate the CEFF if it determines that a material and adverse event has occurred affecting our business, operations, properties or financial condition and if such condition continues for a period of 10 days from the date Kingsbridge provides us notice of such material and adverse event. If are unable to access funds through the CEFF, or if the CEFF is terminated by Kingsbridge, we may be unable to access capital on favorable terms or at all.
     We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the registration statement registering the shares issuable to Kingsbridge under the CEFF for resale and prohibit Kingsbridge from selling shares under the prospectus. If we deliver a blackout notice in the 15 trading days following the settlement of a draw down, or if the registration statement is not effective in circumstances not permitted by the agreement, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares held by Kingsbridge (exclusive of shares that Kingsbridge may hold pursuant to exercise of the Kingsbridge warrant) and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the registration statement, the blackout or other payment could be significant.

     Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, such sale will have a dilutive effect on the holdings of its current stockholders, and may result in downward pressure on the price of OXiGENE common stock. If OXiGENE draws down under the CEFF, it will issue shares to Kingsbridge at a discount of up to 14% from the volume weighted average price of its common stock. If OXiGENE draws down amounts under the CEFF when its share price is decreasing, it will need to issue more shares to raise the same amount than if its stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if OXiGENE’s share price was stable or increasing, and may further decrease OXiGENE’s share price.
In April 2009, we initiated an internal review of matters pertaining to our quality, vendor oversight and regulatory compliance systems, practices and procedures relating to the conduct of clinical trials sponsored by us. While we believe that the actions taken by us in connection with this review have substantially improved our systems, practices and procedures, we cannot assure you that these measures will fully prevent any future quality, vendor management or regulatory compliance issues.
     Because we operate with a relatively small clinical operations team while sponsoring clinical trials in numerous foreign jurisdictions, we are heavily reliant on outside vendors, including clinical research organizations, or CROs, for the training of personnel at the various sites where we are sponsoring clinical trials, periodic monitoring of clinical trial sites, and ongoing management of clinical trial operations at trial sites. Under our oversight, outside vendors are also responsible for hosting and managing our clinical trial databases, including safety databases, and for reporting safety information to the FDA and foreign regulatory authorities. In April 2009, we initiated an internal review of our systems, practices and procedures governing the areas of vendor oversight, quality, and regulatory compliance as a result of concerns raised by internal personnel that our existing systems, practices and procedures in these areas were not sufficiently robust.
     Our Board of Directors established a committee of its members to manage the review process. The review primarily focused on matters relating to our ongoing FACT trial in anaplastic thyroid cancer, and included an evaluation of our systems, practices and procedures involving, among other things, the following matters:
•	selection and oversight of vendors to our clinical trial-related services;

•	maintenance and management of databases containing safety and other data from clinical trials, the timely reporting of any issues raised from the review of safety and other data to applicable regulatory authorities, institutional review boards and ethics committees, and data safety monitoring committees;

•	oversight of the monitoring of clinical trial sites by outside vendors and the review of and response to periodic monitoring reports;

•	training of clinical trial investigators and site personnel;

•	establishing adequate standard operating procedures, or SOPs, and internal staff training in such procedures to ensure appropriate adherence to applicable quality and compliance standards; and

•	allocation of resources to our Quality/Compliance Department.
     With the assistance of an outside consulting firm, we have prepared and adopted a corrective actions/preventive actions plan, or CAPA, which is designed to remedy and avoid the recurrence of matters noted during the internal review. Pursuant to the CAPA, we are implementing a number of operational changes, particularly as they relate to vendor qualification and oversight, management of clinical trial and safety databases, review and reporting of safety data, and personnel training. In parallel with these operational changes, we recruited a new Chief Development Officer, who later became our Chief Executive Officer, to oversee our drug development programs.

     While we believe that the actions we have taken in response to the internal review have collectively resulted in substantially improved quality, vendor oversight, and regulatory compliance systems, practices and procedures, we cannot assure you that matters similar or related to those that prompted the review will not recur, or that applicable regulatory authorities, institutional review boards or ethics committees would find the actions taken by it in response to the internal review to have been sufficient. If applicable regulatory authorities were to find our quality controls or other regulatory compliance systems to be insufficient, they could take a range of actions, including but not limited to placing one or more of our clinical trials on clinical hold, requiring us to redo one or more of our clinical trials, or requiring additional clinical trials prior to approval of any of our product candidates. Similarly, if institutional review boards or ethics committees associated with our clinical trial sites were to find our quality systems, practices, and procedures to be insufficient, they could take a range of actions, including suspending participation in our clinical trials at their sites. In addition, we could decide on our own to take any of these actions, if either our management or a data safety monitoring committee concluded that such steps were necessary in order to protect the safety of subjects in trials involving our product candidates, the integrity of the data generated by those trials, or otherwise.
We have yet to determine the accounting treatment for the common stock warrants issued in connection with this transaction. The accounting for these warrants is a judgmental process and could result in significant non-cash charges to the statement of operations in future periods.
     These common stock warrants may be determined to represent liabilities under United States Generally Accepted Accounting Principles. If this determination is made, the instruments will be recorded at their fair value as of the date of issuance or revaluation date and any subsequent changes in fair value will be recorded as a non-cash gain or loss in the statement of operations. Based on the number of instruments issued and the potential volatility in the fair value of these instruments, the subsequent non-cash gains or losses in the statement of operations could be significant, which may have a materially adverse effect on our stock price.
We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable indications or therapeutic areas for our product candidates or those that are in-licensed.
     We have limited technical, managerial and financial resources to determine the indications on which we should focus the development efforts related to our product candidates. We may make incorrect determinations. The decisions to allocate our research, management and financial resources toward particular indications or therapeutic areas for our product candidates may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities. In addition, from time to time, we may in-license or otherwise acquire product candidates to supplement our internal development activities. Those activities may use resources that otherwise would be devoted to our internal programs. We cannot assure you that any resources that we devote to acquired or in-licensed programs will result in any products that are superior to our internally developed products.
Our product candidates have not completed clinical trials, and may never demonstrate sufficient safety and efficacy in order to do so.
     Our product candidates are in an early stage of development. In order to achieve profitable operations, we alone or in collaboration with others, must successfully develop, manufacture, introduce and market our products. The time frame necessary to achieve market success for any individual product is long and uncertain. The products currently under development by us will require significant additional research and development and extensive preclinical and clinical testing prior to application for commercial use. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after showing promising results in early or later-stage studies or clinical trials. Although we have obtained some favorable results to-date in preclinical studies and clinical trials of certain of our potential products, such results may not be indicative of results that will ultimately be obtained in or throughout such clinical trials, and clinical trials may not show any of our products to be safe or capable of producing a desired result. Additionally, we may encounter problems in its clinical trials that will cause delay, suspend or terminate those clinical trials. Further, our research or product development efforts or those of our collaborative partners may not be successfully completed, any compounds currently under development by us may not be successfully developed into drugs, any potential products may not receive regulatory approval on a timely basis, if at all, and competitors may develop and bring to market products or technologies that render our potential products obsolete. If any of these problems occur, our business would be materially and adversely affected.
We depend heavily on our executive officers, directors, and principal consultants and the loss of their services would materially harm its business.
     We believe that our success depends, and will likely continue to depend, upon its ability to retain the services of our current executive officers, directors, principal consultants and others. The loss of the services of any of these individuals could have a material adverse effect on our business. In addition, we have established relationships with universities, hospitals and research institutions, which have historically provided, and continue to provide, us with access to research laboratories, clinical trials, facilities and patients. Additionally, we believe that it may, at any time and from time to time, materially depend on the services of consultants and other unaffiliated third parties. In February 2010, we affected a restructuring plan designed to focus the Company’s resources on its highest-value clinical assets and reduce its cash utilization. This restructuring included a reduction in its work force of approximately 49% (20 employees). This reduction in work force will further challenge our ability to effectively manage all aspects of our business operations.
Our industry is highly competitive, and its products may become technologically obsolete.
     We are engaged in a rapidly evolving field. Competition from other pharmaceutical companies, biotechnology companies and research and academic institutions is intense and expected to increase. Many of those companies and institutions have substantially greater financial, technical and human resources than we do. Those companies and institutions also have substantially greater experience in developing products, in conducting clinical trials, in obtaining regulatory approval and in manufacturing and marketing pharmaceutical products. Our competitors may succeed in obtaining regulatory approval for their products more rapidly than we do. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. We are aware of at least one other company that currently has a clinical-stage VDA for use in an oncology indication. Some of these competitive products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products being developed by us. Our competitors may succeed in developing technologies and products that are more effective and/or cost competitive than those being developed by us, or that would render our technology and products less competitive or even obsolete. In addition, one or more of our competitors may achieve product commercialization or patent protection earlier than we do, which could materially adversely affect us.
We have licensed in rights to ZYBRESTAT, OXi4503 and other programs from third parties. If our license agreements terminate, we may lose the licensed rights to its product candidates, including ZYBRESTAT and OXi4503, and we may not be able to continue to develop them or, if they are approved, market or commercialize them.
     We depend on license agreements with third parties for certain intellectual property rights relating to its product candidates, including patent rights. Currently, we have licensed in patent rights from Arizona State University, or ASU, and the Bristol-Myers Squibb Company for ZYBRESTAT and OXi4503 and from Baylor University for other programs. In general, our license agreements require us to make payments and satisfy performance obligations in order to keep these agreements in effect and retain its rights under them. These payment obligations can include upfront fees, maintenance fees, milestones, royalties, patent prosecution expenses, and other fees. These performance obligations typically include diligence obligations. If we fail to pay, be diligent or otherwise perform as required under our license agreements, we could lose the rights under the patents and other intellectual property rights covered by the agreements. While we are not currently aware of any dispute with any licensors under its material agreements with them, if disputes arise under any of our in-licenses, including its in-licenses from ASU and the Bristol-Myers Squibb Company, and Baylor University, we could lose our rights under these agreements. Any such disputes may or may not be resolvable on favorable terms, or at all. Whether or not any disputes of this kind are favorably resolved, our management’s time and attention and its other resources could be consumed by the need to attend to and seek to resolve these disputes and our business could be harmed by the emergence of such a dispute.

     If we lose our rights under these agreements, we may not be able to conduct any further activities with the product candidate or program that the license covered. If this were to happen, we might not be able to develop our product candidates further, or following regulatory approval, if any, we might be prohibited from marketing or commercializing them. In particular, patents previously licensed to us might after termination be used to stop us from conducting these activities.
We depend extensively on our patents and proprietary technology, and we must protect those assets in order to preserve our business.
     To date, our principal product candidates have been based on certain previously known compounds. We anticipate that the products we develop in the future may include or be based on the same or other compounds owned or produced by unaffiliated parties, as well as synthetic compounds we may discover. Although we expect to seek patent protection for any compounds we discover and/or for any specific use we discovers for new or previously known compounds, any or all of them may not be subject to effective patent protection. Further, the development of regimens for the administration of pharmaceuticals, which generally involve specifications for the frequency, timing and amount of dosages, has been, and we believe, may continue to be, important to our effort, although those processes, as such, may not be patentable. In addition, the issued patents may be declared invalid or our competitors may find ways to avoid the claims in the patents.
     Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. As of January 31, 2010, we were the exclusive licensee, sole assignee or co-assignee of thirty (30) granted United States patents, twenty-six (26) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. The patent position of pharmaceutical and biotechnology firms like us are generally highly uncertain and involves complex legal and factual questions, resulting in both an apparent inconsistency regarding the breadth of claims allowed in United States patents and general uncertainty as to their legal interpretation and enforceability. Accordingly, patent applications assigned or exclusively licensed to us may not result in patents being issued, any issued patents assigned or exclusively licensed to us may not provide us with competitive protection or may be challenged by others, and the current or future granted patents of others may have an adverse effect on our ability to do business and achieve profitability. Moreover, since some of the basic research relating to one or more of our patent applications and/or patents were performed at various universities and/or funded by grants, one or more universities, employees of such universities and/or grantors could assert that they have certain rights in such research and any resulting products. Further, others may independently develop similar products, may duplicate our products, or may design around our patent rights. In addition, as a result of the assertion of rights by a third party or otherwise, we may be required to obtain licenses to patents or other proprietary rights of others in or outside of the United States. Any licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we could encounter delays in product market introductions while our attempts to design around such patents or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, we could incur substantial costs in defending ourselves in suits brought against us or in connection with patents to which it holds licenses or in bringing suit to protect its own patents against infringement.
     We require employees, Scientific Advisory Board members, Clinical Trial Advisory Board members, and the institutions that perform its preclinical and clinical trials to enter into confidentiality agreements with it. Those agreements provide that all confidential information developed or made known to the individual during the course of the relationship with us to be kept confidential and not to be disclosed to third parties, except in specific circumstances. Any such agreement may not provide meaningful protection for our trade secrets or other confidential information in the event of unauthorized use or disclosure of such information.
If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize its product candidates.
     We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our product candidates. We depend on independent clinical investigators and, in some cases, contract research organizations and other third-party service providers to conduct the clinical trials of our product candidates and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials, and we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials are conducted in accordance with our general investigational plan and protocol. Moreover, the FDA and corresponding foreign regulatory authorities require us and our clinical investigators to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the respective trial plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates or result in enforcement action against us.
Our products may result in product liability exposure, and it is uncertain whether our insurance coverage will be sufficient to cover all claims.
     The use of our product candidates in clinical trials and for commercial applications, if any, may expose us to liability claims, in the event such product candidates cause injury or disease, or result in adverse effects. These claims could be made directly by health care institutions, contract laboratories, patients or others using such products. Although we have obtained liability insurance coverage for our ongoing clinical trials, this coverage may not be in amounts sufficient to protect us from any product liability claims or product recalls which could have a material adverse effect on our financial condition and prospects. Further, adverse product and similar liability claims could negatively impact our ability to obtain or maintain regulatory approvals for our technology and product candidates under development.
Our products are subject to extensive government regulation, which results in uncertainties and delays in the progress of our products through the clinical trial process.
     Our research and development activities, preclinical testing and clinical trials, and the manufacturing and marketing of our products are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Preclinical testing and clinical trials and manufacturing and marketing of our products are and will continue to be subject to the rigorous testing and approval requirements and standards of the FDA and other corresponding foreign regulatory authorities. Clinical testing and the regulatory review process generally take many years and require the expenditure of substantial resources. In addition, delays or rejections may be encountered during the period of product development, clinical testing and FDA regulatory review of each submitted application. Similar delays may also be encountered in foreign countries. Even after such time and expenditures, regulatory approval may not be obtained for any potential products developed by us, and a potential product, if approved in one country, may not be approved in other countries. Moreover, even if regulatory approval of a potential product is granted, such approval may impose significant limitations on the indicated uses for which that product may be marketed. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems, such as undiscovered side effects, or manufacturing problems, may result in restrictions on such product, manufacturer or facility, including a possible withdrawal of the product from the market. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions, injunctions and criminal prosecution. Moreover, continued cost control initiatives by third party health care payers, including government programs such as Medicare may affect the financial ability and willingness of patients and their health care providers to utilize certain therapies which, in turn, could have a material adverse effect on us.
We have no manufacturing capacity, and have relied and expect to continue to rely on third-party manufacturers to produce its product candidates.
We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of its product candidates or any of the compounds that it is testing in its preclinical programs, and we lack the resources and the capabilities to do so. As a result, we currently rely, and it expects to rely in the future, on third-party manufacturers to supply its product candidates. Reliance on third-party manufacturers entails risks to which we would not be subject if our manufactured product candidates or products itself, including:

•	reliance on the third party for manufacturing process development, regulatory compliance and quality assurance;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or non-renewal of the agreement by the third party, based on our own business priorities, at a time that is costly or inconvenient for us.
     If we do not maintain our developed important manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities which could delay or impair its ability to obtain regulatory approval for its products and substantially increase its costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to it, and there could be a substantial delay before new facilities could be qualified and registered with the FDA and foreign regulatory authorities.
     The FDA and foreign regulatory authorities require manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with current good manufacturing practices, or cGMPs. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA and comparable foreign regulatory requirements could adversely affect our clinical research activities and its ability to develop its product candidates and market its products after approval.
     Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.
Our restated certificate of incorporation, our amended and restated by-laws, our stockholder rights agreement and Delaware law could deter a change of our management which could discourage or delay offers to acquire it.
     Certain provisions of Delaware law and of our restated certificate of incorporation, as amended, and amended and restated by-laws could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of us. Further, the rights issued under the stockholder rights agreement would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by its Board of Directors.
The uncertainty associated with pharmaceutical reimbursement and related matters may adversely affect our business.
     Upon the marketing approval of any one or more of our products, if at all, sales of its products will depend significantly on the extent to which reimbursement for its products and related treatments will be available from government health programs, private health insurers and other third-party payers. Third-party payers and governmental health programs are increasingly attempting to limit and/or regulate the price of medical products and services. The MMA, as well as other changes in governmental or in private third-party payers’ reimbursement policies, may reduce or eliminate any currently expected reimbursement. Decreases in third-party reimbursement for our products could reduce physician usage of the product and have a material adverse effect on our product sales, results of operations and financial condition.

     On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009. This law provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate any policies for public or private payers, it is not clear what, if any, effect the research will have on the sales of our products if any such product or the condition that it is intended to treat is the subject of a study. Decreases in third-party reimbursement for our products or a decision by a third-party payer to not cover its products could reduce physician usage of the product and have a material adverse effect on its product sales, results of operations and financial condition.
The price of our common stock is volatile, and is likely to continue to fluctuate due to reasons beyond its control.
     The market price of our common stock has been, and likely will continue to be highly volatile. Factors, including our financial results or our competitors’ financial results, clinical trial and research development announcements and government regulatory action affecting our potential products in both the United States and foreign countries, have had, and may continue to have, a significant effect on its results of operations and on the market price of our common stock. We cannot assure you that your investment in our common stock will not fluctuate significantly. One or more of these factors could significantly harm our business and cause a decline in the price of its common stock in the public market. On March 11, 2010, we entered into a definitive agreement with certain institutional investors to sell 6,578,945 shares or our common stock and, separately, a series of warrants to purchase common stock in a private placement. The terms of the definitive agreement, including the anti-dilution and full-ratchet provisions, may make it difficult for us to raise additional capital consistent with prevailing market terms, if at all. Substantially all of the shares of our common stock issuable upon exercise of outstanding options have been registered for sale and may be sold from time to time hereafter. Such sales, as well as future sales of our common stock by existing stockholders, or the perception that sales could occur, could adversely affect the market price of our common stock. The price and liquidity of our common stock may also be significantly affected by trading activity and market factors related to the NASDAQ and Stockholm Stock Exchange markets, which factors and the resulting effects may differ between those markets. In order to remain in good standing with both the NASDAQ Global Market and NASDAQ OMX, we must meet the continued listing requirements of these exchanges, which include minimum stockholders’ equity, market value of listed securities or total assets and revenue and minimum bid price of our common stock, among others. There can be no assurance that we will continue to meet the ongoing listing requirements and that our common stock will remain eligible to be traded on these exchanges. Should we determine that continuing to be listed on both exchanges is not the most effective strategy for having our common stock traded and elect to be removed from such listing, there can be no assurance that such action will not have an adverse affect on the market price of our common stock.
There may not be an active, liquid trading market for our warrants.
     There is currently no established trading market for our warrants. We intend to apply to list the warrants on the OTCBB. There is no guarantee that an active trading market for our warrants will develop and be maintained. If a trading market does not develop or is not maintained, the selling securityholders may experience difficulty in reselling, or an inability to sell, their warrants quickly or at the latest market price.
While the warrants are outstanding, it may be more difficult to raise additional equity capital.
     During the term that the warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while the warrants are outstanding.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These

statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as “incorporation by reference.”
     Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements might include one or more of the following:
•	the initiation, timing, progress and results of our preclinical and clinical trials, research and development programs;

•	the further preclinical or clinical development and commercialization of our product candidates;

•	the potential benefits of our product candidates over other therapies;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any product;

•	our ability to enter into any collaboration with respect to product candidates;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to retain the services of our current executive officers, directors and principal consultants;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.
     These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” beginning on page 8, that may cause our or our industry’s actual results, levels of activity, performance or achievements to differ from those expressed or implied by such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risks described in the “Risk Factors” section of this prospectus, in addition to the other information set forth in this prospectus and in the documents incorporated by reference herein.
     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as may be required by law, we do not intend to update any of the forward-looking statements for any reason after the date of this prospectus to conform such statement to actual results or if new information becomes available.
     All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of securities by the selling securityholders pursuant to this prospectus. We may receive up to approximately $25,000,000 aggregate gross proceeds from the exercise of the warrants, if such warrants are exercised for cash, based on the initial per share exercise prices of the warrants. Any proceeds we receive from the exercise of the warrants will be used for working capital and general corporate purposes.

SELLING SECURITYHOLDERS
     The shares of common stock and Series A and C warrants being offered by the selling securityholders are those previously issued to the selling securityholders and those shares of common stock issuable to the selling securityholders upon exercise of the Series A, B, C and D warrants, in each case pursuant to the Purchase Agreement. The Series B and D warrants are not being registered for resale. For additional information regarding the issuance of common stock and the warrants, see “Private Placement of Common Stock and Warrants” above. We are registering the shares of common stock and Series A and C warrants in order to permit the selling securityholders to offer the shares and Series A and C warrants for resale from time to time. Except for the ownership of the common stock and the warrants issued pursuant to the Purchase Agreement, the selling securityholders have not had any material relationship with us within the past three years.
     The table below lists the selling securityholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock and warrants held by each of the selling securityholders. The second column lists the percentage of shares of common stock and warrants beneficially owned by the selling securityholders, based on their respective ownership of shares of common stock and warrants, as of April 8, 2010, assuming exercise of the warrants held by each such selling securityholder on that date but taking account of any limitations on exercise set forth therein. The percentage of shares beneficially owned prior to the offering is based on 69,617,125 shares of our common stock outstanding as of April 8, 2010. The number of shares in the column “Maximum Number of Shares of Common Stock and Warrants to be Sold Pursuant to this Prospectus” represents all of the shares and warrants that the selling securityholder may offer under this prospectus and does not take into account any limitations on exercise of the warrants set forth therein.
     In accordance with the terms of a registration rights agreement with the holders of the common stock and the warrants, this prospectus covers the resale of the Series A and C warrants and the sum of (i) the number of shares of common stock issued in connection with the Purchase Agreement and (ii) the number of shares of common stock issuable upon full exercise of the Series A Warrants, Series B Warrants, and Series C Warrants, and 6,755,157 shares of common stock issuable upon exercise of the Series D Warrants, in each case, without regard to any limitations on exercise contained therein, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the exercise price of the Series A, B and C warrants may be adjusted, and because the number of shares issuable under the Series D warrants may change, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.
     The Series A Warrants, to initially purchase up to 6,578,945 shares of common stock, are exercisable immediately after issuance, have a 5-year term and a per share exercise price of $1.52. The Series B Warrants, to initially purchase up to 6,578,945 shares of common stock, will be exercisable at a per share exercise price of $1.14 on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction, subject to the limitations on exercise contained in the warrants, and shall expire on the later of three months from the effective date of this registration statement and seven months from the closing date. The Series C Warrants, to initially purchase up to 6,578,945 shares of common stock, will be exercisable upon the exercise of the Series B Warrants and on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction, subject to the limitations on exercise contained in the warrants, will expire five years after the date on which they become exercisable, and have a per share exercise price of $1.14. The Series D Warrants are not immediately exercisable as of the date of this filing, and the number of shares of common stock issuable upon exercise of such Series D Warrants cannot be determined as of the date of this filing. However, for purposes of disclosing in the table below the maximum number of shares of common stock that may become issuable upon exercise of the Series D Warrants and that may be sold in this offering, in accordance with those certain Amendment and Exchange Agreements, by and between us and each of the selling stockholders, we have agreed that an aggregate of up to 6,755,157 shares of common stock may become issuable upon exercise of the Series D Warrants, as determined assuming an average market price of our common stock of $0.56. The actual number of shares of common stock that may become issuable upon exercise of the Series D Warrants may be greater than or less than this number of shares of common stock. For purposes of this registration statement, we have agreed with the investors that we will register 6,755,157 shares of common stock issuable upon exercise of the Series D Warrants. See “Prospectus Summary — Private Placement of Common Shares and Warrants” above for a complete description of the Series D Warrants.
     Under the terms of the warrants, a selling securityholder may not exercise the warrants to the extent (but only to the extent) such selling securityholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%. The number of shares in the second column reflects these limitations. The selling securityholders may sell all, some or none of their shares or warrants in this offering. See “Plan of Distribution.”

			% of Shares	Maximum Number
			of Common	of Shares of				% of Shares of
	Number of Shares of		Stock and	Common Stock and		Number of Shares of		Common Stock
	Common Stock and		Warrants	Warrants to be Sold		Common Stock or		and Warrants
	Warrants Owned		Owned Prior	Pursuant to this		Warrants Owned		Owned After
Name of Selling Stockholder	Prior to Offering		to Offering	Prospectus		After Offering		Offering
Capital Ventures International (1)

Common Stock	3,539,365	(2)	4.99%	11,023,647	(3)	0	(4)	* %(4)

Series A Warrants	2,192,982		33.3%	2,192,982		0		0%

Series C Warrants	2,192,982		33.3%	2,192,982		0		0%

			% of Shares	Maximum Number
			of Common	of Shares of				% of Shares of
	Number of Shares of		Stock and	Common Stock and		Number of Shares of		Common Stock
	Common Stock and		Warrants	Warrants to be Sold		Common Stock and		and Warrants
	Warrants Owned		Owned Prior	Pursuant to this		Warrants Owned		Owned After
Name of Selling Stockholder	Prior to Offering		to Offering	Prospectus		After Offering		Offering
Hudson Bay Fund, LP (5)

Common Stock	1,798,244	(6)	2.6%	4,519,692	(7)	0	(8)	* %(8)

Series A Warrants	899,122		13.7%	899,122		0		0%
Series C Warrants	899,122		13.7%	899,122		0		0%

Hudson Bay Overseas Fund Ltd. (9)

Common Stock	2,587,718	(10)	3.6%	6,503,950	(11)	0	(12)	* %(12)

Series A Warrants	1,293,859		19.7%	1,293,859		0		0%
Series C Warrants	1,293,859		19.7%	1,293,859		0		0%

Ramius Enterprise Master Fund LTD (13)

Common Stock	2,446,106	(14)	3.4%	5,511,824	(15)	253,124	(16)	* %(16)

Series A Warrants	1,096,491		16.7%	1,096,491		0		0%
Series C Warrants	1,096,491		16.7%	1,096,491		0		0%

Ramius Navigation Master Fund LTD (17)

Common Stock	2,783,608	(18)	3.9%	5,511,824	(19)	590,626	(20)	* %(20)

Series A Warrants	1,096,491		16.7%	1,096,491		0		0%
Series C Warrants	1,096,491		16.7%	1,096,491		0		0%

*	Less than 1%.

(1)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Capital Ventures International is affiliated with one or more registered broker-dealers. Capital Ventures International purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(2)	The number of shares shown in this column reflects 3,539,365 shares of common stock beneficially owned, including 2,192,982 shares of common stock purchased by Capital Ventures International in the private placement described above and 1,346,383 of the 2,192,982 shares of common stock issuable upon exercise of the Series A Warrant issued to Capital Ventures International in the private placement, as a result of the 4.99% beneficial ownership limitation and related warrant exercise restriction described above. In such private placement, Capital Ventures International was also issued a Series B Warrant to purchase up to 2,192,982 shares of common stock and a Series C Warrant to purchase up to 2,192,982 shares of common stock, each of which is not exercisable into common stock within 60 days of April 8, 2010, and a Series D Warrant that may become exercisable into 2,251,719 shares of common stock (as determined as described above), which, assuming that the Stockholder Approval Date is later than May 8, 2010, will also not be exercisable into common stock within 60 days of April 8, 2010. Accordingly, while the shares of common stock issuable upon exercise of the Series B Warrants, Series C Warrants, and Series D Warrants are registered for resale pursuant to this registration statement, they are not shown as beneficially owned by Capital Ventures International as of April 8, 2010 for purposes of this table.

(3)	This registration statement registers the resale by Capital Ventures International of 2,192,982 shares of common stock, 2,192,982 shares of common stock issuable upon exercise of outstanding Series A Warrants, 2,192,982 shares of common stock issuable upon exercise of outstanding Series B Warrants, 2,192,982 shares of common stock issuable upon exercise of outstanding Series C Warrants, and 2,251,719 shares of common stock issuable upon exercise of outstanding Series D Warrants, each as issued to Capital Ventures International in the private placement, without regard for any limitations on exercise set forth in each class of warrants.

(4)	The number of shares shown in this column assumes that (i) all of the shares of common stock issued at the closing of the private placement (2,192,982) and all of the shares of common stock issuable upon exercise of the Series A Warrant (2,192,982) are sold in this offering, and that (ii) none of the Series B Warrant, the Series C Warrant or the Series D Warrant held by such securityholder has become exercisable.

(5)	Sander Gerber shares voting and investment power over these securities. Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Fund LP.
(6)	The number of shares shown in this column reflects 1,798,244 shares beneficially owned, including 899,122 shares of common stock purchased by Hudson Bay Fund, LP in the private placement described above and up to 899,122 shares of common stock issuable upon exercise of the Series A Warrant issued to Hudson Bay Fund, LP in the private placement. In such private placement, Hudson Bay Fund, LP was also issued a Series B Warrant to purchase up to 899,122 shares of common stock and a Series C Warrant to purchase up to 899,122 shares of common stock, each of which is not exercisable into common stock within 60 days of April 8, 2010, and a Series D Warrant that may become exercisable into 923,204 shares of common stock (as determined as described above), which, assuming that the Stockholder Approval Date is later than May 8, 2010, will also not be exercisable into common stock within 60 days of April 8, 2010. Accordingly, while the shares of common stock issuable upon exercise of the Series B Warrants, Series C Warrants, and Series D Warrants are registered for resale pursuant to this registration statement, they are not shown as beneficially owned by Hudson Bay Fund, LP as of April 8, 2010 for purposes of this table.

(7)	This registration statement registers the resale by Hudson Bay Fund, LP of 899,122 shares of common stock, 899,122 shares of common stock issuable upon exercise of outstanding Series A Warrants, 899,122 shares of common stock issuable upon exercise of outstanding Series B Warrants, 899,122 shares of common stock issuable upon exercise of outstanding Series C Warrants, and 923,204 shares of common stock issuable upon exercise of outstanding Series D Warrants, each as issued to Hudson Bay Fund, LP in the private placement, without regard for any limitations on exercise set forth in each class of warrants.

(8)	The number of shares shown in this column assumes that (i) all of the shares of common stock issued at the closing of the private placement (899,122) and all of the shares of common stock issuable upon exercise of the Series A Warrant (899,122) are sold in this offering, and that (ii) none of the Series B Warrant, the Series C Warrant or the Series D Warrant held by such securityholder has become exercisable.

(9)	Sander Gerber shares voting and investment power over these securities. Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Overseas Fund LTD.

(10)	The number of shares shown in this column reflects 2,587,718 shares beneficially owned, including 1,293,859 shares of common stock purchased by Hudson Bay Overseas Fund, Ltd. in the private placement described above and up to 1,293,859 shares of common stock issuable upon exercise of the Series A Warrant issued to Hudson Bay Overseas Fund, Ltd. in the private placement. In such private placement, Hudson Bay Overseas Fund, Ltd. was also issued a Series B Warrant to purchase up to 1,293,859 shares of common stock and a Series C Warrant to purchase up to 1,293,859 shares of common stock , each of which is not exercisable into common stock within 60 days of April 8, 2010, and a Series D Warrant that may become exercisable into 1,328,514 shares of common stock (as determined as described above), which, assuming that the Stockholder Approval Date is later than May 8, 2010, will also not be exercisable into common stock within 60 days of April 8, 2010. Accordingly, while the shares of common stock issuable upon exercise of the Series B Warrants, Series C Warrants, and Series D Warrants are registered for resale pursuant to this registration statement, they are not shown as beneficially owned by Hudson Bay Overseas Fund Ltd. as of April 8, 2010 for purposes of this table.

(11)	This registration statement registers the resale by Hudson Bay Overseas Fund Ltd. of 1,293,859 shares of common stock, 1,293,859 shares of common stock issuable upon exercise of outstanding Series A Warrants, 1,293,859 shares of common stock issuable upon exercise of outstanding Series B Warrants, 1,293,859 shares of common stock issuable upon exercise of outstanding Series C Warrants, and 1,328,514 shares of common stock issuable upon exercise of outstanding Series D Warrants, each as issued to Hudson Bay Overseas Fund Ltd. in the private placement, without regard for any limitations on exercise set forth in each class of warrants.

(12)	The number of shares shown in this column assumes that (i) all of the shares of common stock issued at the closing of the private placement (1,293,859) and all of the shares of common stock issuable upon exercise of the Series A Warrant (1,293,859) are sold in this offering, and that (ii) none of the Series B Warrant, the Series C Warrant or the Series D Warrant held by such securityholder has become exercisable.

(13)	Ramius Advisors, LLC (“Ramius Advisors”) is the investment manager of Ramius Enterprise Master Fund Ltd (“Ramius Enterprise”) and consequently has voting control and investment discretion over securities held by Ramius Enterprise. Ramius Advisors disclaims beneficial ownership of these securities. Ramius LLC (“Ramius”) is the managing member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors. Ramius disclaims beneficial ownership of these securities. Cowen Group, Inc. (“Cowen”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. Cowen disclaims beneficial ownership of these securities. RCG Holdings LLC (“RCG Holdings”) is a significant shareholder of Cowen and may be considered the beneficial owner of any securities deemed to be beneficially owned by Cowen. RCG Holdings disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of RCG Holdings and may be considered the beneficial owner of any securities deemed to be beneficially owned by RCG Holdings. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(14)	The number of shares shown in this column reflects 2,446,106 shares beneficially owned, including 1,096,491 shares of common stock purchased by Ramius Enterprise Master Fund LTD in the private placement described above, up to 1,096,491 shares of common stock issuable upon exercise of the Series A Warrant issued to Ramius Enterprise Master Fund LTD in the private placement, and up to 253,124 shares issuable pursuant to warrants held prior to this offering. In such private placement, Ramius Enterprise Master Fund LTD was also issued a Series B Warrant to purchase up to 1,096,491 shares of common stock and a Series C Warrant to purchase up to 1,096,491 shares of common stock, each of which is not exercisable into common stock within 60 days of April 8, 2010, and a Series D Warrant that may become exercisable into 1,125,860 shares of common stock (as determined as described above), which, assuming that the Stockholder Approval Date is later than May 8, 2010, will also not be exercisable into common stock within 60 days of April 8, 2010. Accordingly, while the shares of common stock issuable upon exercise of the Series B Warrants, Series C Warrants, and Series D Warrants are registered for resale pursuant to this registration statement, they are not shown as beneficially owned by Ramius Enterprise Master Fund LTD as of April 8, 2010 for purposes of this table.

(15)	This registration statement registers the resale by Ramius Enterprise Master Fund LTD of 1,096,491 shares of common stock, 1,096,491 shares of common stock issuable upon exercise of outstanding Series A Warrants, 1,096,491 shares of common stock issuable upon exercise of outstanding Series B Warrants, 1,096,491 shares of common stock issuable upon exercise of outstanding Series C Warrants, and 1,125,860 shares of common stock issuable upon exercise of outstanding Series D Warrants, each as issued to Ramius Enterprise Master Fund LTD in the private placement, without regard for any limitations on exercise set forth in each class of warrants.

(16)	The number of shares shown in this column assumes that (i) all of the shares of common stock issued at the closing of the private placement (1,096,491) and all of the shares of common stock issuable upon exercise of the Series A Warrant (1,096,491) are sold in this offering, that (ii) none of the Series B Warrant, the Series C Warrant or the Series D Warrant held by such securityholder has become exercisable, and (iii) that 253,124 shares of common stock will continue to be issuable pursuant to warrants held prior to this offering.

(17)	RCG PB, Ltd (“RCG PB”) is the sole shareholder of Ramius Navigation Master Fund Ltd (“Ramius Navigation”) and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Navigation. RCG PB disclaims beneficial ownership of these securities. Ramius Advisors, LLC (“Ramius Advisors”) is the investment manager of Ramius Navigation and RCG PB and consequently has voting control and investment discretion over securities held by Ramius Navigation. Ramius Advisors disclaims beneficial ownership of these securities. Ramius LLC (“Ramius”) is the managing member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors. Ramius disclaims beneficial ownership of these securities. Cowen Group, Inc. (“Cowen”) is the managing member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. Cowen disclaims beneficial ownership of these securities. RCG Holdings LLC (“RCG Holdings”) is a significant shareholder of Cowen and may be considered the beneficial owner of any securities deemed to be beneficially owned by Cowen. RCG Holdings disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of RCG Holdings and may be considered the beneficial owner of any securities deemed to be beneficially owned by RCG Holdings. C4S disclaims beneficial ownership of these securities. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(18)	The number of shares shown in this column reflects 2,783,608 shares beneficially owned, including 1,096,491 shares of common stock purchased by Ramius Navigation Master Fund LTD in the private placement described above, up to 1,096,491 shares of common stock issuable upon exercise of the Series A Warrant issued to Ramius Navigation Master Fund LTD in the private placement, and up to 590,626 shares issuable pursuant to warrants held prior to this offering. In such private placement, Ramius Navigation Master Fund LTD was also issued a Series B Warrant to purchase up to 1,096,491 shares of common stock and a Series C Warrant to purchase up to 1,096,491 shares of common stock, each of which is not exercisable into common stock within 60 days of April 8, 2010, and a Series D Warrant that may become exercisable into 1,125,860 shares of common stock (as determined as described above), which, assuming that the Stockholder Approval Date is later than May 8, 2010, will also not be exercisable into common stock within 60 days of April 8, 2010. Accordingly, while the shares of common stock issuable upon exercise of the Series B Warrants, Series C Warrants, and Series D Warrants are registered for resale pursuant to this registration statement, they are not shown as beneficially owned by Ramius Navigation Master Fund LTD as of April 8, 2010 for purposes of this table.

(19)	This registration statement registers the resale by Ramius Navigation Master Fund LTD of 1,096,491 shares of common stock, 1,096,491 shares of common stock issuable upon exercise of outstanding Series A Warrants, 1,096,491 shares of common stock issuable upon exercise of outstanding Series B Warrants, 1,096,491 shares of common stock issuable upon exercise of outstanding Series C Warrants, and 1,125,860 shares of common stock issuable upon exercise of outstanding Series D Warrants, each as issued to Ramius Navigation Master Fund LTD in the private placement, without regard for any limitations on exercise set forth in each class of warrants.

(20)	The number of shares shown in this column assumes that (i) all of the shares of common stock issued at the closing of the private placement (1,096,491) and all of the shares of common stock issuable upon exercise of the Series A Warrant (1,096,491) are sold in this offering, that (ii) none of the Series B Warrant, the Series C Warrant or the Series D Warrant held by such securityholder has become exercisable, and (iii) that 590,626 shares of common stock will continue to be issuable pursuant to warrants held prior to this offering.
PLAN OF DISTRIBUTION
     We are registering the warrants issued and issuable under the Purchase Agreement, the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these warrants and shares of common stock by the holders of the warrants and common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the warrants or shares of common stock, except for the proceeds from the exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the warrants and the shares of common stock.
     The selling securityholders may sell all or a portion of the warrants or the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the warrants or the shares of common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The warrants or the shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date this registration statement is declared effective by the SEC;

•	agreements between broker-dealers and the selling securityholders to sell a specified number of such warrants or shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling securityholders may also sell warrants or shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling securityholders may transfer the warrants or the shares of common stock by other means not described in this prospectus. If the selling securityholders effect such transactions by selling warrants or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling securityholders or commissions from purchasers of the warrants or the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the warrants or the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the warrants or the shares of common stock in the course of hedging in positions they assume. The selling securityholders may also sell warrants or shares of common stock short and deliver warrants or shares of common stock covered by this prospectus to close out short positions and to return borrowed warrants or shares in connection with such short sales. The selling securityholders may also loan or pledge warrants or shares of common stock to broker-dealers that in turn may sell such warrants or shares.
     The selling securityholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the warrants or shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer and donate the warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     To the extent required by the Securities Act and the rules and regulations thereunder, the selling securityholders and any broker-dealer participating in the distribution of the warrants or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the warrants or the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of warrants or shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

     Under the securities laws of some states, the warrants or the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the warrants or the shares of common stock may not be sold unless such warrants or shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that any selling securityholder will sell any or all of the warrants or shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the warrants or shares of common stock by the selling securityholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the warrants or the shares of common stock to engage in market-making activities with respect to the warrants or the shares of common stock. All of the foregoing may affect the marketability of the warrants or the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the warrants or the shares of common stock.
     We will pay all expenses of the registration of the warrants and the shares of common stock pursuant to the registration rights agreement, estimated to be $66,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling securityholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling securityholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling securityholders will be entitled to contribution. We may be indemnified by the selling securityholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling securityholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.
     Once sold under the registration statement, of which this prospectus forms a part, the warrants and the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
DESCRIPTION OF SECURITIES
     On March 12, 2010, we raised approximately $7.5 million in gross proceeds, before deducting placement agents’ fees and other offering expenses, in connection with the closing of a private placement of our common stock and warrants to purchase our common stock, consisting of 6,578,945 shares of common stock and warrants as follows:
     (A) Series A Warrants to initially purchase 6,578,945 shares of common stock, which are exercisable immediately after issuance, have a 5-year term and a per share exercise price of $1.52, equal to 120% of the closing price of the common stock on March 10, 2010, as reported by NASDAQ;
     (B) Series B Warrants to initially purchase 6,578,945 shares of common stock, which will be exercisable at a per share exercise price of $1.14, the price per share of common stock sold in the offering equal to 90% of the closing price of the common stock on March 10, 2010, as reported by NASDAQ, on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction, as required by the NASDAQ Marketplace Rules, subject to the limitations on exercise described below, and shall expire on the later of three months from the effective date of this registration statement and seven months from the closing date;
     (C) Series C Warrants to initially purchase 6,578,945 shares of common stock, and which would be exercisable upon the exercise of the Series B Warrants and on the earlier of the six month anniversary of the closing date or the date on which our stockholders approve the issuance of shares in the transaction, as required by the NASDAQ Marketplace Rules, subject to the limitations on exercise described below, would expire five years after the date on which they become exercisable, and have a per share exercise price of $1.14, the price per share of common stock sold in the offering equal to 90% of the closing price of the common stock on March 10, 2010, as reported by NASDAQ; and

     (D) Series D Warrants to purchase shares of our common stock. The Series D Warrants are not immediately exercisable as of the date of this filing and the number of shares of common stock issuable upon exercise of such Series D Warrants cannot be determined as of the date of this filing. For purposes of this registration statement, we have agreed with the investors that we will register 6,755,157 shares of common stock issuable upon exercise of the Series D Warrants. The number of shares of common stock issuable upon exercise of the Series D Warrants will be determined following two pricing periods, each of no less than seven trading days and no more than thirty trading days, as determined individually by each holder of Series D Warrants. The first of these pricing periods shall occur after the later of (x) the date we obtain the approval of our stockholders to the issuance of the shares in this transaction, as required by the NASDAQ Marketplace Rules, and (y) the effective date of this registration statement. The second of these pricing periods shall occur after the later of (x) the Stockholder Approval Date and (y) the date on which the purchasers in the offering can freely sell their common stock pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, without restriction, but only if the number of shares registered under this registration statement and available for issuance under the Series D Warrants is less than the number of such shares to which the holders of such warrants are entitled. We refer to the date the Series D Warrants initially become exercisable into common stock as the eligibility date. If during the applicable pricing period, the arithmetic average of the seven lowest market prices of our common stock (as reported on the NASDAQ Stock Market) is less than the purchase price in the offering ($1.14), each holder’s Series D Warrants shall become exercisable based on the following formula:
PP
N = [CS * ——— ] - CS
AP

N	=	Number of shares of common stock issuable upon exercise of the Series D Warrants

PP	=	The aggregate purchase price paid by such holder of Series D Warrants in the offering (at a per share price of $1.14 per share)

AP	=	The average market price of the seven lowest trading days of our common stock during the applicable pricing period

CS	=	The number of shares of common stock issued to such holder of Series D Warrants at the closing of the offering
If the Series D Warrants become exercisable into shares of common stock as a result of this formula, the Series D Warrants will become immediately exercisable and will have an exercise price of $0.001 per share.
     This registration statement registers the resale of up to 6,755,157 shares of common stock issuable upon exercise of our outstanding Series D Warrants. This number of shares would be issuable upon exercise of the Series D Warrants if the market price of our common stock was $0.56 per share at the eligibility date, as described above. Further, this number of shares issuable upon exercise of the Series D Warrants reflects a contractually agreed-upon number of shares, and does not reflect any assumption by us as to the number of such shares that will actually become issuable upon the exercise of the Series D Warrants.
     The following is a chart showing the aggregate number of shares of common stock that may become issuable upon exercise of the Series D Warrants at various average market prices of our common stock:

AP	$0.10	$0.15	$0.25	$0.40	$0.55	$0.70	$0.85	$1.00	$1.14	$1.30

N	68,421,055	43,421,055	23,421,055	12,171,055	7,057,418	4,135,340	2,244,584	921,055	0	0

AP	=	The average market price of the seven lowest trading days of our common stock during the applicable pricing period

N	=	Number of shares of common stock issuable upon exercise of the applicable Series D Warrants
     The common stock and warrants to purchase common stock were offered and sold pursuant to a Securities Purchase Agreement, dated March 10, 2010. In addition, on March 25, 2010, we entered into Amendment and Exchange Agreements with the selling securityholders. In the Amendment and Exchange Agreements, we agreed with the selling securityholders upon a number of shares that we would seek to register for their resale as a part of this registration statement.
     The Series A, Series B and Series C warrants contain anti-dilution protection upon the issuance of any common stock, securities convertible into common stock, or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. The warrants contain limitations that prevent the holder of any warrants from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it and its affiliates exceeding 4.9% of the total number of shares of our common stock then issued and outstanding, which limit may be raised to 9.9% upon the request of the holder. Further, we are prohibited from issuing shares upon exercise of the warrants if that issuance would cause us to exceed the number of shares that we are permitted to issue under the NASDAQ Marketplace Rules prior to our obtaining stockholder approval, as required by those rules, of the issuance of shares in the offering. Those rules prohibit us from issuing more than 19.9% of our common stock outstanding on the date we entered into the Purchase Agreement, or 12,526,652 shares, without receipt of stockholder approval, and so the exercise of the warrants is also subject to those limitations. As a result of this limit, we can issue no more than 5,947,707 shares of common stock upon the exercise of the warrants issued in the offering prior to receipt of stockholder approval. In addition, upon certain changes in control of OXiGENE, the holder of a Series A, Series B or Series C warrant can elect to receive, subject to certain limitations and assumptions, cash equal to the Black-Scholes value of the outstanding warrants.

     We intend to enter into Warrant Agreements covering the Series A Warrants, Series B Warrants, Series C Warrants and Series D Warrants with American Stock Transfer & Trust Company, LLC, which will serve as warrant agent. There is currently no public market for the Warrants, but we intend to apply to list the Series A Warrants and the Series C Warrants on the OTCBB.
LEGAL MATTERS
     The validity of the securities we are offering will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, and members of that firm, their families and trusts for their benefit own an aggregate of approximately 350 shares of our common stock.
EXPERTS
     The consolidated financial statements of OXiGENE, Inc. appearing in OXiGENE, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are a public company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, and on our web site at http://www.oxigene.com. The information contained on our web site is not included or incorporated by reference into this prospectus. In addition, our common stock is listed for trading on The NASDAQ Global Market under the symbol “OXGN.’’ You can read and copy reports and other information concerning us at the offices of the Financial Industry Reporting Authority located at 1735 K Street, N.W., Washington, D.C. 20006.
     This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:
•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the Public Reference Room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site or our web site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) after the date of this prospectus and prior to the time that we sell all of the securities offered by this prospectus or the earlier termination of the offering, and (2) after the date of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement

(except in each case the information contained in such documents to the extent “furnished” and not “filed”). The documents we are incorporating by reference as of their respective dates of filing are:
•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 16, 2010 (File No. 000-21990);

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2009, filed on April 29, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 3, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 5, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 12, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on February 19, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 11, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 15, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 19, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 24, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on March 26, 2010 (File No. 000-21990);

•	Our Current Report on Form 8-K filed on April 5, 2010 (File No. 000-21990);

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on June 24, 1993 (File No. 0-21990) pursuant to Section 12(g) of the Exchange Act, which incorporates by reference the description of the shares of our common stock contained in our Registration Statement on Form S-1 (File No. 33-64968) filed on June 24, 1993 and declared effective by the SEC on August 25, 1993, and any amendment or report filed with the SEC for purposes of updating such description; and

•	The description of the Rights under the Stockholder Rights Agreement (which are currently transferred with our common stock) contained in our Registration Statement on Form 8-A12G (File No. 000-21990) filed under the Exchange Act with the Commission on March 30, 2005, including any amendment or report filed for the purpose of updating such description.
     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting OXiGENE, Inc., 701 Gateway Boulevard, Suite 210, South San Francisco, California 94080, Attention: Investor Relations. The Investor Relations Department can be reached via telephone at (650) 635-7000.